

HUGHES CROWDFUNDING CPA, PC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TO THE MANAGEMENT OF KEEM VENTURES INC.:

I HAVE REVIEWED THE ACCOMPANYING FINANCIAL STATEMENTS OF KEEM VENTURES INC, WHICH COMPRISE THE BALANCE SHEET AS OF APRIL 28, 2026, AND THE RELATED STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS' EQUITY, AND CASH FLOWS FOR THE PERIOD THEN ENDED, AND THE RELATED NOTES TO THE FINANCIAL STATEMENTS. A REVIEW INCLUDES PRIMARILY APPLYING ANALYTICAL PROCEDURES TO MANAGEMENT'S FINANCIAL DATA AND MAKING INQUIRIES OF COMPANY MANAGEMENT.

A REVIEW IS SUBSTANTIALLY LESS IN SCOPE THAN AN AUDIT, THE OBJECTIVE OF WHICH IS THE EXPRESSION OF AN OPINION REGARDING THE FINANCIAL STATEMENTS AS A WHOLE. ACCORDINGLY, I DO NOT EXPRESS SUCH AN OPINION.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

MANAGEMENT IS RESPONSIBLE FOR THE PREPARATION AND FAIR PRESENTATION OF THESE FINANCIAL STATEMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA; THIS INCLUDES THE DESIGN, IMPLEMENTATION, AND MAINTENANCE OF INTERNAL CONTROL RELEVANT TO THE PREPARATION AND FAIR



PRESENTATION OF FINANCIAL STATEMENTS THAT ARE FREE FROM MATERIAL MISSTATEMENT WHETHER DUE TO FRAUD OR ERROR.

ACCOUNTANT'S RESPONSIBILITY

MY RESPONSIBILITY IS TO CONDUCT THE REVIEW ENGAGEMENT IN ACCORDANCE WITH STATEMENTS ON STANDARDS FOR ACCOUNTING AND REVIEW SERVICES PROMULGATED BY THE ACCOUNTING AND REVIEW SERVICES COMMITTEE OF THE AICPA. THOSE STANDARDS REQUIRE ME TO PERFORM PROCEDURES TO OBTAIN LIMITED ASSURANCE AS A BASIS FOR REPORTING WHETHER I AM AWARE OF ANY MATERIAL MODIFICATIONS THAT SHOULD BE MADE TO THE FINANCIAL STATEMENTS FOR THEM TO BE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. I BELIEVE THAT THE RESULTS OF MY PROCEDURES PROVIDE A REASONABLE BASIS FOR MY CONCLUSION.

ACCOUNTANT'S CONCLUSION

BASED ON MY REVIEW, I AM NOT AWARE OF ANY MATERIAL MODIFICATIONS THAT SHOULD BE MADE TO THE ACCOMPANYING FINANCIAL STATEMENTS IN ORDER FOR THEM TO BE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

HUGHES CROWDFUNDING CPA, P.C.
MAY 7, 2026



KEEM Ventures Inc

Financial Statements
Incorporated April 20, 2026

Balance Sheet - As of April 28, 2026 (Accrual Basis)

ASSETS	
Current Assets	
Cash	$0.00
Total Current Assets	$0.00
Total Assets	$0.00
LIABILITIES AND EQUITY	
Total Liabilities	$0.00
Equity	
Owner's Equity	$0.00
Net Income	$0.00
Total Equity	$0.00
Total Liabilities and Equity	$0.00

Profit & Loss - Apr 20–Apr 28, 2026

Income	
Total Income	$0.00
Expenses	
Total Expenses	$0.00
Net Income	$0.00

Cash Flow - Apr 20–Apr 28, 2026

Operating Activities	
Net Income	$0.00
Net Cash from Operations	$0.00
Net Change in Cash	$0.00
Beginning Cash	$0.00
Ending Cash	$0.00

Keem Ventures INC

Trial Balance

As of April 28, 2026

	DEBIT	CREDIT
10100 Checking	$0.00	$0.00
10300 Savings	$0.00	$0.00
10400 Petty Cash	$0.00	$0.00
11000 Accounts Receivable	$0.00	$0.00
12000 Undeposited Funds	$0.00	$0.00
12100 Inventory Asset	$0.00	$0.00
13100 Prepaid Insurance	$0.00	$0.00
15000 Furniture and Equipment	$0.00	$0.00
15100 Vehicles	$0.00	$0.00
20000 Accounts Payable	$0.00	$0.00
30000 Owner's Equity	$0.00	$0.00
40000 Revenue	$0.00	$0.00
50000 Cost of Goods Sold	$0.00	$0.00



THE FINANCIAL STATEMENTS & MANDATORY NOTES

NOTE 1: NATURE OF OPERATIONS: THE COMPANY WAS FORMED ON APRIL 20, 2026 IN THE STATE OF MICHIGAN. AS OF APRIL 28, 2026, THE COMPANY IS IN ITS INITIAL STARTUP PHASE AND HAS NOT YET COMMENCED PRINCIPAL OPERATIONS. AS OF APRIL 28, 2026, THE COMPANY IS IN ITS STARTUP PHASE AND HAS NOT YET COMMENCED PLANNED PRINCIPAL OPERATIONS. ACTIVITIES TO DATE HAVE BEEN LIMITED TO ORGANIZATION, CAPITAL RAISING, AND MARKET RESEARCH. THE COMPANY WAS FORMED FOR THE PURPOSE OF ACQUIRING LINDEN KITCHEN AND BATH, WHICH IS A THIRD-GENERATION, FAMILY-OWNED AND OPERATED COMPANY, SERVING THE LOCAL COMMUNITY SINCE 1946. FOR MORE THAN **80 YEARS**, WE HAVE BEEN A DESTINATION FOR ALL THINGS NEEDED FOR A KITCHEN OR BATH RENOVATION, FROM CABINETRY AND HARDWARE TO BACKSPLASHES, COUNTERTOPS, LIGHTING FIXTURES, VANITIES, SINKS, FAUCETS, AND MORE.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: THE COMPANY USES THE **ACCRUAL BASIS** (GAAP) AND HAS A FISCAL YEAR END OF 12/31.

NOTE 3: GOING CONCERN: THE ACCOMPANYING FINANCIAL STATEMENTS HAVE BEEN PREPARED ON A GOING CONCERN BASIS, WHICH CONTEMPLATES THE REALIZATION OF ASSETS AND THE SATISFACTION OF LIABILITIES IN THE NORMAL COURSE OF BUSINESS. AS A NEWLY FORMED ENTITY, THE COMPANY HAS NOT YET GENERATED REVENUE AND IS DEPENDENT ON A REGULATION CROWDFUNDING OFFERING ON WEFUNDER, SEEKING TO RAISE $280,000 BY ISSUING 2,000 SHARES OF PARTICIPATING PREFERRED STOCK AT AN ORIGINAL ISSUE PRICE OF $ 140 PER SHARE TO FUND THE ACQUISITION AND PROVIDE GROWTH CAPITAL.



MANAGEMENT HAS EVALUATED THESE CONDITIONS AND DETERMINED THAT THE INITIAL CAPITAL CONTRIBUTIONS AND CROWDFUNDING ARE SUFFICIENT TO FUND OPERATIONS FOR AT LEAST ONE YEAR FROM THE DATE THESE FINANCIAL STATEMENTS ARE AVAILABLE TO BE ISSUED.

HUGHES CROWDFUNDING CPA, P.C.
MOUNT PLEASANT, SC 29464
MAY 7, 2026



KEEM Ventures Inc.



MANAGEMENT REPRESENTATION LETTER

TO HUGHES CROWDFUNDING CPA, P.C.

THIS REPRESENTATION LETTER IS PROVIDED IN CONNECTION WITH YOUR REVIEW OF THE FINANCIAL STATEMENTS OF KEEM VENTURES INC. FOR THE PERIOD ENDING APRIL 28, 2026. WE CONFIRM THAT WE ARE RESPONSIBLE FOR THE FAIR PRESENTATION OF THE FINANCIAL STATEMENTS.

- WE HAVE MADE AVAILABLE TO YOU ALL FINANCIAL RECORDS AND RELATED DATA.

- THERE ARE NO MATERIAL TRANSACTIONS THAT HAVE NOT BEEN PROPERLY RECORDED.

- WE ACKNOWLEDGE OUR RESPONSIBILITY FOR THE DESIGN AND IMPLEMENTATION OF PROGRAMS AND CONTROLS TO PREVENT AND DETECT FRAUD.

- THE COMPANY HAS NO PLANS OR INTENTIONS THAT MAY MATERIALLY AFFECT THE CARRYING VALUE OR CLASSIFICATION OF ASSETS AND LIABILITIES.

SIGNED: GUNILLA QUARNBERG TAYLOR, PRESIDENT

Gunilla Quarnberg Taylor

Keem Ventures INC
Statement of Stockholders' Equity
For the Period Ending May 5, 2026

	Common Stock	Additional Paid0.00In Capital	Retained Earnings (Deficit)	Total
Balance, beginning of period	$ 0.00	$ 0.00	0.00	$ 0.00
Issuance of common stock	0.00	0.00	0.00	0.00
Net income (loss)	0.00	0.00	0.00	0.00
Balance, May 5, 2026	$ 0.00	$ 0.00	$ 0.00	$ 0.00